September 23, 2015

VIA EDGAR TRANSMISSION

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Coca-Cola FEMSA, S.A.B. de C.V.

Form 20-F for the Year Ended December 31, 2014

Response dated August 19, 2015

File No. 001-12260

Dear Ms. Jenkins:

We refer to the September 10, 2015 comment letter from the Securities and Exchange Commission (the “SEC”) regarding Coca-Cola FEMSA, S.A.B. de C.V.’s (“Coca-Cola FEMSA”) annual report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the SEC on April 15, 2015. This letter confirms your communications with outside counsel that Coca-Cola FEMSA intends to respond to the September 10, 2015 comment letter on or before October 8, 2015.

Thank you for your consideration. If you or any other member of the SEC has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact Duane McLaughlin at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Very truly yours,

By:	/s/ Duane McLaughlin
Duane McLaughlin

cc:	Hector Treviño Gutiérrez

Chief Financial Officer

Coca-Cola FEMSA, S.A.B. de C.V.

Carlos Díaz Saenz

General Counsel

Coca-Cola FEMSA, S.A.B. de C.V.

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